40-33

FRANKLIN TEMPLETON INVESTMENTS

04042971

Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

September 9, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties, as applicable, in Attached Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of the Complaint in the matter of Wilcox v. Franklin Resources, Inc., et al. (Case No. 04-2258 (WHW)) in the United States District Court, District of New Jersey.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

Exhibit A		
Fund/Trust Name	***811 Number***	***Adviser***
Adjustable Rate Securities Portfolio	811-6242	Franklin Advisers, Inc.
Franklin California Tax-Free Income Fund, Inc.	811-730	Franklin Advisers, Inc.
Franklin California Tax-Free Trust	811-4356	Franklin Advisers, Inc.
Franklin Capital Growth Fund	811-334	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.	811-537	Franklin Advisers, Inc.
Franklin Custodian Funds, Inc.— *Franklin Growth Fund*	811-537	Franklin Investment Advisory Services, Inc.
Franklin Federal Money Fund	811-3052	Franklin Advisers, Inc.
Franklin Federal Tax-Free Income Fund	811-3395	Franklin Advisers, Inc.
Franklin Floating Rate Master Trust	811-09869	Franklin Advisers, Inc.
Franklin Global Trust- -Global Aggressive Growth -Global Growth -Internat'l Smaller Cos. Growth	811-10157	Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.)
Franklin Global Trust- -Fiduciary European Smaller Companies		

-Fiduciary Large Capitalization Growth and Income -Fiduciary Small Capitalization Equity -Fiduciary Core Fixed Income -Fiduciary Core Plus Fixed Income -Fiduciary High Income	811-10157	Fiduciary International, Inc. (subadvised by Franklin Advisers, Inc.)
Franklin Gold and Precious Metals	811-1700	Franklin Advisers, Inc.
Franklin High Income Trust	811-1608	Franklin Advisers, Inc.
Franklin Investors Securities Trust	811-4986	Franklin Advisers, Inc.
Franklin Managed Trust	811-4894	Franklin Advisory Services, Inc.
Franklin Money Fund	811-2605	Franklin Advisers, Inc.
Franklin Municipal Securities Trust	811-6481	Franklin Advisers, Inc.
Franklin Mutual Series Fund, Inc.	811-5387	Franklin Mutual Advisers, Inc.
Franklin New York Tax-Free Income	811-3479	Franklin Advisers, Inc.
Franklin New York Tax-Free Trust	811-4787	Franklin Advisers, Inc.
Franklin Real Estate Securities Trust	811-8034	Franklin Advisers, Inc.
Franklin Strategic Mortgage Portfolio	811-7288	Franklin Advisers, Inc.
Franklin Strategic Series -all except U.S. Long-Short	811-6243	Franklin Advisers, Inc. (U.S. L-S subadvised by Franklin Templeton

		Alternative Strategies, Inc.
Franklin Tax-Exempt Money Fund	811-3193	Franklin Advisers, Inc.
Franklin Tax-Free Trust	811-4149	Franklin Advisers, Inc.
Franklin Templeton Fund Allocator Series	811-7851	Franklin Advisers, Inc.
Franklin Templeton Global Trust	811-4450	Franklin Advisers, Inc.
Franklin Templeton International Trust Templeton Foreign Smaller Cos. Templeton Global Long-Short	811-6336	Franklin Advisers, Inc. -subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited -subadvised by Templeton Global Advisors, Ltd.
Franklin Templeton Money Fund Trust	811-8962	Franklin Advisers, Inc.
Franklin Templeton Variable Insurance Products Trust -Templeton Developing Markets -Templeton Global Asset Allocation -Templeton Growth Securities	811-5583	Franklin Advisers, Inc. Templeton Asset Management, Ltd. Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.)

		-Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd.
Franklin Value Investors Trust	811-5878	Franklin Advisory Services, LLC
Institutional Fiduciary Trust	811-4267	Franklin Advisers, Inc.
The Money Market Portfolios	811-7038	Franklin Advisers, Inc.
Franklin Universal Trust (closed end)	811-5569	Franklin Advisers, Inc.
Templeton China World	811-7876	Templeton Asset Management, Ltd.
Templeton Developing Markets Trust	811-6378	Templeton Asset Management, Ltd.
Templeton Funds, Inc.	811-2781	Templeton Global Advisors, Ltd.
Templeton Global Investment Trust	811-8226	*Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd. *FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.
Templeton Global Opportunities Trust	811-5914	Templeton Investment Counsel, LLC
Templeton Global Smaller Companies Fund, Inc.	811-3143	Templeton Investment Counsel, LLC -subadvised by F-T Investments (Asia)

		Ltd
Templeton Growth Fund, Inc.	811-4892	Templeton Global Advisors, Ltd.
Templeton Income Trust	811-4706	Franklin Advisers, Inc.
Not sure if mentioned in Complaint directly, but Templeton Institutional Funds, Inc.	811-6135	*Emerging Markets Series –* Templeton Asset Management, Ltd. *Emerging Fixed Income Markets Series –* Franklin Advisers, Inc. *Foreign Equity Series –* Templeton Investment Counsel, Inc. *Foreign Smaller Companies Series –* Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited *FT Non U.S. Core Equity Series –* FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc.

LITE DEPALMA GREENBERG & RIVAS, LLC
Joseph J. DePalma (JD-7697)
Katrina Blumenkrants (KB-9620)
Two Gateway Center, 12th Floor
Newark, New Jersey 07102
(973) 623-3000

Attorneys for Plaintiff
[Additional counsel on signature page]

RECEIVED
MAY 12 2004
AT 8:30 4:30 P.M.
WILLIAM T. WALSH
CLERK

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

CATHY WILCOX, Individually and On Behalf Of All Others Similarly Situated,

Plaintiff,

vs.

FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC., FRANKLIN PRIVATE CLIENT GROUP, INC., FRANKLIN MUTUAL ADVISERS, LLC, TEMPLETON GLOBAL ADVISORS LIMITED, FRANKLIN INVESTMENT ADVISORY SERVICES, INC., FIDUCIARY INTERNATIONAL, INC., FRANKLIN ADVISORY SERVICES, LLC, TEMPLETON INVESTMENT COUNSEL, LLC, HARRIS J. ASHTON, S. JOSEPH FORTUNATO, ANDREW H. HINES, JR., BETTY P. KRAHMER, GORDON S. MACKLIN, FRED R. MILSAPS, NICHOLAS F. BRADY, CHARLES B. JOHNSON, RUPERT H. JOHNSON, JR., and JOHN DOES 1-100,

Defendants,

Civil Action No. 04-2258 (WHW)

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

[Caption continues on next page]

FRANKLIN AGE HIGH INCOME FUND, FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN AGGRESSIVE GROWTH FUND, FRANKLIN ALABAMA TAX-FREE INCOME FUND, FRANKLIN ARIZONA TAX-FREE INCOME FUND, FRANKLIN BALANCE SHEET INVESTMENT FUND, FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN BLUE CHIP FUND, FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND, FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND, FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DOUBLE TAX-FREE INCOME FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN FLORIDA TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND, FRANKLIN

[Caption continues on next page]

GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN MISSOURI TAX-FREE INCOME FUND, FRANKLIN MONEY FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND, FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND, FRANKLIN NEW YORK TAX-FREE INCOME FUND, FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND, FRANKLIN OHIO INSURED TAX-FREE INCOME FUND, FRANKLIN OREGON TAX-FREE INCOME FUND, FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND, FRANKLIN REAL ESTATE SECURITIES FUND, FRANKLIN RISING DIVIDENDS FUND, FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND,

[Caption continues on next page]

FRANKLIN SMALL CAP GROWTH FUND II, FRANKLIN SMALL CAP VALUE FUND, FRANKLIN SMALL-MID CAP GROWTH FUND, FRANKLIN STRATEGIC INCOME FUND, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN TAX-EXEMPT MONEY FUND, FRANKLIN TECHNOLOGY FUND, FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND, FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND, FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND, FRANKLIN TEMPLETON GROWTH TARGET FUND, FRANKLIN TEMPLETON HARD CURRENCY FUND, FRANKLIN TEMPLETON MODERATE TARGET FUND, FRANKLIN TEMPLETON MONEY FUND, FRANKLIN TENNESSEE MUNICIPAL BOND FUND, FRANKLIN TEXAS TAX-FREE INCOME FUND, FRANKLIN TOTAL RETURN FUND, FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN U.S. LONG-SHORT FUND, FRANKLIN UTILITIES FUND, FRANKLIN VIRGINIA TAX-FREE INCOME FUND, TEMPLETON CHINA WORLD FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON FOREIGN FUND, TEMPLETON FOREIGN SMALLER COMPANIES FUND, TEMPLETON GLOBAL BOND FUND, TEMPLETON GLOBAL LONG-SHORT FUND, TEMPLETON GLOBAL OPPORTUNITIES TRUST, TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., TEMPLETON GROWTH FUND, INC., TEMPLETON INTERNATIONAL (EX EM) FUND, TEMPLETON LATIN AMERICA FUND, TEMPLETON PACIFIC GROWTH FUND, TEMPLETON WORLD FUND, MUTUAL BEACON FUND, MUTUAL DISCOVERY FUND, MUTUAL EUROPEAN FUND, MUTUAL FINANCIAL SERVICES FUND, MUTUAL QUALIFIED FUND, MUTUAL RECOVERY FUND, MUTUAL SHARES FUND (collectively known as the "FRANKLIN FUNDS"),

Nominal Defendants.

Plaintiff, Cathy Wilcox, residing at 192 Casino Road, Storm Lake, Iowa 50588, by and through her counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Franklin Resources, Inc. ("Franklin Resources") family of mutual funds (the "Franklin Funds"), and derivatively on behalf of the Franklin Funds, against the Franklin Funds investment advisers, their corporate parents and the Franklin Funds directors and trustees.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Franklin Funds to pay brokers to aggressively push Franklin Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Franklin Funds public filings or elsewhere.

3. Thus, Franklin Funds investors were induced to purchase Franklin Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Franklin Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Franklin Funds, Franklin Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Franklin Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Franklin Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Franklin Funds investors grew. For example, as stated in Franklin Resources' annual report on Form 10-K filed with the SEC for fiscal year ended September 30, 2003, "[i]nvestment management fees increased 2% in fiscal 2003 consistent with a 3% increase in simple monthly average assets under management" and "[i]nvestment management fees increased 4% in fiscal 2002 primarily due to increased net sales, which increased assets under management." The Investment Adviser Defendants attempted to justify this conduct on the ground that, by increasing the Franklin Funds assets, they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Franklin Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Franklin Funds steadily increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Franklin Funds to finance their ongoing marketing campaign. The Franklin Funds directors and trustees, who purported to be Franklin Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper course of

conduct, they made untrue statements of material fact in fund registration statements, and omitted to disclose material facts, concerning the procedure for determining the amount of fees payable to the Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Franklin Funds directors and trustees breached their common law fiduciary duties to the Franklin Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Franklin Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendants Franklin Mutual Advisers, LLC ("Franklin Mutual

Advisers") and Franklin Advisory Services, LLC ("Franklin Advisory Services") were at all relevant times, and still are, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Cathy Wilcox purchased shares of Franklin Mutual Discovery Fund during the Class Period and continues to own shares or units of the Franklin Mutual Discovery Fund and has been damaged by the conduct alleged herein.

12. Defendant Franklin Resources is a California-based corporation and maintains its corporate headquarters at One Franklin Parkway, Building 920, San Mateo, California 94403. Franklin Resources, through its subsidiaries, provides retail and institutional asset management services throughout the world under the trade name Franklin Templeton Investments. Franklin Resources is the ultimate parent of all of the defendants bearing the Franklin and/or Templeton names. As of September 30, 2003, Franklin Resources had $301.9 billion in assets under management with approximately 14.2 million billable shareholder accounts worldwide. Franklin Resources securities trade on the New York Stock Exchange under the symbol "BEN."

13. Defendant Franklin Advisers, Inc. ("Franklin Advisers") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Advisers, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Advisers is located at One Franklin Parkway, San Mateo, California 94403.

14. Defendant Templeton/Franklin Investment Services, Inc. ("Templeton/Franklin Investment"), is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Templeton/Franklin Investment, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton/Franklin Investment is located at One Franklin Parkway, San Mateo, California 94403.

15. Defendant Franklin Private Client Group, Inc. ("Franklin Private Client") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Private Client, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Private Client is located at One Franklin Parkway, San Mateo, California 94403.

16. Defendant Franklin Mutual Advisers is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Mutual Advisers, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Mutual Advisers is located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078.

17. Defendant Templeton Global Advisors Limited ("Templeton Global Advisors") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Templeton Global Advisors, along with the other

Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton Global Advisors is located at Lyford Cay, Nassau, Bahamas.

18. Defendant Franklin Investment Advisory Services, Inc. ("Franklin Investment Advisory Services") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Investment Advisory Services, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Investment Advisory Services is located at 777 Mariners Island Blvd., San Mateo, CA 94404.

19. Defendant Fiduciary International, Inc. ("Fiduciary International") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Fiduciary International, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Fiduciary International is located at 600 Fifth Ave., New York, NY 10020.

20. Defendant Franklin Advisory Services is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the Franklin Funds during the Class Period. During this period, Franklin Advisory Services, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Franklin Advisory Services is located at One Parker Plaza, 16th Floor, Fort Lee, NJ 07024.

21. Defendant Templeton Investment Counsel, LLC ("Templeton Investment Counsel") is registered as an investment adviser under the Investment Advisers Act and, along with the other Investment Adviser Defendants (as defined herein), managed and advised the

Franklin Funds during the Class Period. During this period, Templeton Investment Counsel, along with the other Investment Adviser Defendants, was responsible for overseeing the day-to-day management of the Franklin Funds. Templeton Investment Counsel is located at 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394.

22. Franklin Advisers, Templeton/Franklin Investment, Franklin Private Client, Franklin Mutual Advisers, Templeton Global Advisors, Franklin Investment Advisory Services, Fiduciary International, Franklin Advisory Services, and Templeton Investment Counsel are herein collectively known as the "Investment Adviser Defendants." Investment management fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management.

23. Defendant Harris J. Ashton ("Ashton") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Ashton oversaw 133 portfolios in the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Ashton received compensation of $372,100 for the calendar year ended December 31, 2002. Ashton's business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

24. Defendant S. Joseph Fortunato ("Fortunato") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Fortunato oversaw 134 portfolios in the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Fortunato received compensation of $372,941 for the calendar year ended December 31, 2002. Fortunato's business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

25. Defendant Andrew H. Hines, Jr. ("Hines") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Hines oversaw 27 portfolios in the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Hines received compensation of $209,500 for the calendar year ended December 31, 2002. Hines' business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

26. Defendant Betty P. Krahmer ("Krahmer") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Krahmer oversaw 21 portfolios in the Franklin Templeton Investments fund complex. For her service as a Director overseeing the Franklin Funds, Krahmer received compensation of $142,500 for the calendar year ended December 31, 2002. Krahmer's business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

27. Defendant Gordon S. Macklin ("Macklin") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Macklin oversaw 133 portfolios in the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Macklin received compensation of $363,512 for the calendar year ended December 31, 2002. Macklin's business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

28. Defendant Fred R. Milsaps ("Milsaps") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Milsaps oversaw 27 portfolios in

the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Milsaps received compensation of $219,500 for the calendar year ended December 31, 2002. Milsaps' business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

29. Defendant Nicholas F. Brady ("Brady") was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Brady oversaw 62 portfolios in the Franklin Templeton Investments fund complex. For his service as a Director overseeing the Franklin Funds, Brady received compensation of $140,500 for the calendar year ended December 31, 2002. In the past five years, Brady also served as Director of Templeton Capital Advisors Ltd., which serves as investment manager to certain unregistered Franklin mutual funds, and Franklin Templeton Investment Fund. Brady's business address is 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394-3091.

30. Defendant Charles B. Johnson was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Charles B. Johnson oversaw 133 portfolios in the Franklin Templeton Investments fund complex. In the past five years, Charles B. Johnson also served as Chairman of the Board of Franklin Resources, Vice President of Franklin Templeton Distributors, Inc., and officer and/or director or trustee, as the case may be of 46 of the investment companies in Franklin Templeton Investments. Charles B. Johnson's business address is One Franklin Parkway, San Mateo, CA 94403.

31. Defendant Rupert H. Johnson, Jr. was a Director of Templeton Funds, Inc., the registrant of a subset of the Franklin Funds, including the Franklin Mutual Discovery Fund, during the Class Period. Additionally, during the Class Period, Rupert H. Johnson, Jr. oversaw

133 portfolios in the Franklin Templeton Investments fund complex. In the past five years, Rupert H. Johnson, Jr. served as Vice Chairman of Franklin Resources, Vice President and Director of Franklin Templeton Distributors, Inc., Director of Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc., Senior Vice President of Franklin Advisory Services, LLC and officer and/or director or trustee, as the case may be, of 49 of the investment companies in Franklin Templeton Investments. Rupert H. Johnson, Jr.'s business address is One Franklin Parkway, San Mateo, CA 94403-1906.

32. Defendants John Does 1-100 were directors or trustees charged with overseeing the Franklin Funds during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiffs' counsel's ongoing investigation.

33. Defendants Ashton, Fortunato, Hines, Krahmer, Macklin, Milsaps, Brady, Charles B. Johnson, Rupert H. Johnson, Jr. and John Does 1-100 are referred to collectively herein as the "Director Defendants."

34. Nominal defendants, the Franklin Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of the funds. The Franklin Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

35. Franklin/Templeton Distributors, Inc. ("Distributors"), a wholly-owned subsidiary of Franklin Resources, acts as the principal underwriter and distributor of shares of most of

Franklin Resources' U.S.-registered open-end mutual funds. During fiscal year 2003, Templeton/Franklin Investment Services ("TFIS") served as principal underwriter and distributor for several of Franklin Resources' U.S. funds. Franklin Resources earns its underwriting and distribution fees primarily by distributing the Franklin Funds pursuant to distribution agreements between Distributors or TFIS and the Franklin Funds.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

36. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Franklin Funds between March 2, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

37. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Franklin Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

38. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

39. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

40. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants violated the Investment Company Act through the acts as alleged herein;

(b) whether defendants violated the Investment Advisers Act through the acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Franklin Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

41. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Franklin Funds Investors

42. Franklin Funds public filings state that the Franklin Funds have boards of directors or trustees that are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated January 1, 2003 for funds offered by Templeton Funds, Inc., which includes the Franklin Mutual Discovery Fund (the "Statement of Additional Information"), is typical of the Statements of Additional Information available for other Franklin Funds.[1] It states the following:

> Templeton Funds, Inc. (Company) has a board of directors. Each director will serve until that person's successor is elected and qualified. The board is responsible for the overall management of the Company, including general supervision and review of each Fund's investment activities. The board, in turn, elects the officers of the Company who are responsible for administering the Company's day-to-day operations.

43. Moreover, the most recent Form 10-K for Franklin Resources stated, with respect to the duties of the directors and trustees vis-à-vis the funds' investment advisers, as follows:

> Our subsidiary investment advisers conduct investment research and determine which securities the U.S.-registered open-end and closed-end funds will purchase, hold or sell ***under the supervision and oversight of the fund's board of trustees, directors or administrative managers***
>
> * * *
>
> In general, the management agreements for our U.S.-registered open-end and closed-end funds must be renewed each year, and must be ***specifically approved annually by a vote of such funds' board of trustees or directors or by a vote of the holders of a majority of such funds' outstanding voting securities***
>
> * * *

[1] The Franklin Funds Statements of Additional Information are not distributed to investors along with the funds' Prospectuses and are only available to the investor upon request.

> ***Our management personnel and the fund directors or boards of trustees regularly review the fund advisory and other administrative fee structures*** in light of fund performance, the level and range of services provided, industry conditions and other relevant factors.

[Emphasis added.] The directors or trustees of each fund are thus responsible for the review and approval of the advisory and fee agreements between the investment advisers and the Franklin Funds.

44. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are approved:

> Based upon its review of [certain] material and information together with such other information as it deemed relevant, ***the board, including a majority of independent directors, concluded that continuance of the management agreement was appropriate and in the best interest of Fund shareholders.***

[Emphasis added.]

45. The Investment Company Institute ("ICI"), of which Franklin Resources is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its***

> ***shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][2]

46. In truth and in fact, the Franklin Funds boards of directors, *i.e.* the Director Defendants, were captive to and controlled by Franklin Resources and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Franklin Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Franklin Funds assets. In many cases, key Franklin Funds directors or trustees were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Franklin Funds investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (much of which were comprised of investors' college and retirement savings).

47. To ensure that the directors toed the line, the Investment Adviser Defendants often recruited key fund directors from the ranks of Franklin Resources or the investment adviser companies and paid them excessive salaries for their service as directors. For example, Charles B. Johnson, a Director of Templeton Funds, Inc., has served as Chairman of the Board, Chief Executive Officer and Director of Franklin Resources for more than the past five years. During the Class Period Charles B. Johnson oversaw 133 portfolios in the Franklin Templeton

---

2 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

Investments fund complex. Rupert H. Johnson, Jr. was a Director and Vice President of Templeton Funds, Inc. and, during the Class Period, served as Vice Chairman of Franklin Resources, Vice President and Director of Franklin Templeton Distributors, Inc., Director of Franklin Advisers, Inc. and Franklin Investment Advisory Services, Inc., Senior Vice President of Franklin Advisory Services, LLC and officer and/or director or trustee, as the case may be, of 49 of the investment companies in Franklin Templeton Investments. During the Class Period, Rupert H. Johnson, Jr. oversaw 116 portfolios in the Franklin Templeton Investments fund complex.

48. In exchange for creating and managing the Franklin Funds, including the Franklin Mutual Discovery Fund, the Investment Adviser Defendants charged the Franklin Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Franklin Resources. As stated in Franklin Resources' annual report on Form 10-K filed with the SEC for fiscal year ended September 30, 2003, Franklin Resources' "revenues depend to a large extent on the amount of assets under management" and Franklin Resources "earns[s] most of [its] revenues from fees linked to the amount of assets in the accounts that [it] advise[s]."

49. The success of Franklin Resources is dependent upon the continuation of the investment advisory agreements between its subsidiary investment advisers and the mutual funds that they advise. In this regard, the most recent Form 10-K for Franklin Resources stated the following:

> Investment management fees, our most substantial source of revenue, are based upon the dollar value of assets under management.

* * *

> If management agreements representing a significant portion of our assets under management were terminated, it would have a material adverse impact on our Company. To date, none of our management agreements with any of our retail Franklin Templeton mutual funds have been involuntarily terminated.

50. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and their failure to properly manage the investment advisers, millions of dollars in Franklin Funds assets were transferred through fees payable from Franklin Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

51. As a result of these practices, the mutual fund industry was enormously profitable ***for Franklin Resources.*** In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.***
>
> * * *
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

52. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

53. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.*** " [Emphasis added.]

54. The Rule 12b-1 exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

55. However, the purported Rule 12b-1 fees charged to Franklin Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Franklin Funds investors. Rather, Franklin Funds management and other fees steadily increased throughout the Class Period. This was a red flag that the Director Defendants knowingly or recklessly disregarded. In truth, the Franklin Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Franklin Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Franklin Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Franklin Funds investors.

56. Moreover, at least six classes of Franklin Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Franklin Balance Sheet Investment Fund, Classes A, B and C; and Franklin Small Cap Growth Fund II, Classes A, B and C.

57. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Franklin Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Franklin Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Franklin Funds

58. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the

04-22258 (WHW)

SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

59. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Franklin Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any supposedly justifiable Soft Dollars to steer their clients to Franklin Funds and directed brokerage business to firms that favored Franklin Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Franklin Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Franklin Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 plan.

60. The excessive commissions did not fund any services that benefited the Franklin Funds shareholders. This practice materially harmed Plaintiff and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

61. Additionally, on information and belief, the Franklin Funds, similar to other members of the industry, have a practice of charging lower management fees to institutional

clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

62. On November 17, 2003, these abusive and improper practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Franklin Funds were identified the next day as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions.

Id. (emphasis added).

63. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the

> Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million.
>
> * * *
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> * * *
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

64. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states, in relevant part:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Franklin Templeton Investments.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

[Emphasis added.]

65. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated, in pertinent part, as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment***

advisers as part of sales agreements.

> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund.
>
> * * *
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. (emphasis added).

The Prospectuses Were Materially False And Misleading

66. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Franklin Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

67. As stated above, the Statement of Additional Information, referred to in certain of the Franklin Funds' prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> Distributors and/or its affiliates may provide financial support to securities dealers that sell shares of Franklin Templeton funds. This support is based primarily on the amount of sales of fund shares and/or total assets with Franklin Templeton funds. The amount of support may be affected by: total sales; net sales; levels of redemptions; the proportion of a securities dealer's sales and

> marketing efforts in Franklin Templeton funds; a securities dealer's support of, and participation in, Distributors' marketing programs; a securities dealer's compensation programs for its registered representatives; and the extent of a securities dealer's marketing programs relating to Franklin Templeton Investments. Financial support to securities dealers may be made by payments from Distributors' resources, ***from Distributors' retention of underwriting concessions and, in the case of funds that have Rule 12b-1 plans, from payments to Distributors under such plans***.

[Emphasis added.]

68. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Franklin Funds, which was a form of marketing that was not disclosed in or authorized by the Franklin Funds Rule 12b-1 Plan;

(c) that the Franklin Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Franklin Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Franklin Funds to new investors were not passed on to Franklin Funds investors; on the contrary, as the Franklin Funds grew, fees charged to Franklin Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Franklin Funds assets, to pay for overhead expenses the cost of which should have been borne by Franklin Resources and the Investment Adviser Defendants and not Franklin Funds investors, and;

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Franklin Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

69. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

70. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Franklin Funds.

71. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following:

(a) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser Defendants directed brokerage payments to firms that favored Franklin Funds, which was a form of marketing that was not disclosed in or authorized by the Franklin Funds Rule 12b-1 Plan;

(c) that the Franklin Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Franklin Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Franklin Funds to new investors were not passed on to Franklin Funds investors; on the contrary, as the Franklin Funds grew, fees charged to Franklin Funds investors continued to increase;

(f) that defendants improperly used Soft Dollars and excessive commissions, paid from Franklin Funds assets, to pay for overhead expenses the cost of which should have been borne by Franklin Resources and the Investment Adviser Defendants and not Franklin Funds investors, and;

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Franklin Funds.

72. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

73. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Franklin Funds investors have incurred damages.

74. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Franklin Funds themselves.

75. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Franklin Funds

76. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

77. This Count is brought by the Class (as Franklin Funds securities holders) on behalf of the Franklin Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

78. The Investment Adviser Defendants had a fiduciary duty to the Franklin Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

79. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Franklin Funds purported Rule 12b-1 marketing fees, and by drawing on Franklin Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

80. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

81. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to Franklin Funds investors, Franklin Funds and the Class have incurred millions of dollars in damages.

82. Plaintiff, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Franklin Funds by the Investment Adviser Defendants.

COUNT III

Against Franklin Resources (As A Control Person Of The Investment Adviser Defendants) And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Franklin Funds

83. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

84. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Franklin Resources as a control person of the Investment Adviser Defendants and the

Director Defendants as control persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Franklin Resources and the Director Defendants.

85. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Franklin Funds as set forth herein.

86. Franklin Resources and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Franklin Resources and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

87. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Franklin Resources and the Director Defendants are liable to Plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

88. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Franklin Resources and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Franklin Funds

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

91. The Investment Adviser Defendants served as "investment advisers" to the Franklin Funds and other members of the Class pursuant to the Investment Advisers Act.

92. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Franklin Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

93. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Franklin Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Franklin Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Franklin Funds by charging and collecting fees from the Franklin Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Franklin Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Franklin Funds by engaging in the aforesaid

transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Franklin Funds.

94. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Franklin Funds were able to and did control the fees charged to and collected from the Franklin Funds and otherwise control the operations of the Franklin Funds.

95. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Franklin Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Franklin Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Franklin Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Franklin Funds and Franklin Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Franklin Funds for excessive and improper commission payments to brokers.

96. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Franklin Funds, the Franklin Funds were damaged.

97. The Franklin Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against
<u>The Investment Adviser Defendants On Behalf Of The Class</u>

98. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

99. As advisers to the Franklin Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

100. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

101. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

102. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
<u>Defendants On Behalf Of The Class</u>

103. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

104. As Franklin Funds directors and trustees, the Director Defendants had a fiduciary duty to the Franklin Funds and Franklin Funds investors to supervise and monitor the Investment Adviser Defendants.

105. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Franklin Funds and Franklin Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Franklin Funds for excessive and improper commission payments to brokers.

106. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

107. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

108. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

109. At all times herein, the broker dealers that sold Franklin Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

110. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

111. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Franklin Funds, and by failing to disclose the receipt of

such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

112. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

113. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

114. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

115. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel as pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Franklin Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Franklin Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 12, 2004

LITE, DEPALMA, GREENBERG & RIVAS, LLC

By: *Joseph J. DePalma (KB)*

Joseph J. DePalma, Esquire (JD-7697)
Katrina Blumenkrants (KB-9620)
Two Gateway Center
12th Floor
Newark, New Jersey 07102
Telephone (973) 623-3000

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Counsel for Plaintiff and the Class

CERTIFICATION PURSUANT TO LOCAL CIVIL RULE 11.2

Plaintiff, by her attorneys, hereby certifies that to the best of her knowledge, the matter in controversy is related to Civil Action No. 04-cv-982. Plaintiff is not currently aware of any other party who should be joined in this action.

I hereby certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are wilfully false, I am subject to punishment.

Dated: May 12, 2004

LITE DEPALMA GREENBERG & RIVAS, LLC

By: Joseph J. DePalma (KB)

Joseph J. DePalma (JD-7697)
Katrina Blumenkrants (KB-9620)
Two Gateway Center, 12th Floor
Newark, New Jersey 07102
(973) 623-3000